SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §

240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2*

Teva Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

881624209

(CUSIP Number)

A. Robert D. Bailey, Esq.

Chief Legal Officer and

Corporate Secretary

Allergan plc

Clonshaugh Business

and Technology Park

Coolock

Dublin, D17 E400

Ireland

(862) 261-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 881624209	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Allergan Holdings B1, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 70,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 70,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D

CUSIP No. 881624209	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Allergan W.C. Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,000,000 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 30,000,000 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D

CUSIP No. 881624209	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Warner Chilcott Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D

CUSIP No. 881624209	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

13D

CUSIP No. 881624209	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Allergan plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,291,067 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,291,067 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,291,067 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO/HC

*	The calculation assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information reported by the Issuer on Form 20-F.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by Warner Chilcott Limited, AWCH Ireland, Allergan (each, as defined below) and Allergan EquiCo B.V., a private company with limited liability incorporated under Dutch law, on August 8, 2016 (the “ Schedule 13D”) and Amendment No. 1 to the Schedule 13D (“Amendment No. 1” and together with the Schedule 13D, the “Schedule 13D Filings”) filed by the Reporting Persons (as defined below) and Allergan EquiCo B.V. on November 1, 2017, with respect to the Ordinary Shares of Teva Pharmaceutical Industries Ltd. (the “Issuer”), par value NIS 0.10 per share (the “Ordinary Shares”), a portion of which is represented by American Depositary Shares (“ADSs”), each representing one Ordinary Share, which are traded on the New York Stock Exchange. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

This Amendment amends and restates Item 2 of the Schedule 13D Filings in its entirety as follows:

This Schedule 13D is being jointly filed on behalf of Allergan Holdings B1, Inc., a Delaware corporation (“Allergan B1”), Allergan W.C. Holding Inc., a Delaware corporation (“AWCH”), Warner Chilcott Limited, a Bermuda exempt company, Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc) (“AWCH Ireland”), an Irish private limited company and Allergan plc, an Irish public limited company (“Allergan”) (each such filer, a “Reporting Person” and collectively, the “Reporting Persons”).

Allergan is the indirect parent company of Allergan B1 and AWCH. Allergan B1 and AWCH are all wholly-owned indirect subsidiaries of Warner Chilcott Limited. Warner Chicott Limited is a wholly-owned direct subsidiary of AWCH Ireland. AWCH Ireland is a wholly-owned direct subsidiary of Allergan. Because of the relationship of Allergan B1 and AWCH to Warner Chilcott Limited, AWCH Ireland and Allergan, each such Reporting Person may be deemed to beneficially own the Ordinary Shares.

The Allergan group’s principal business is developing, manufacturing and commercializing innovative branded pharmaceuticals, devices and biologic products for patients around the world. AWCH Ireland and Warner Chilcott Limited are principally engaged in the business of being intermediate holding companies of Allergan. Allergan B1 is principally engaged in the business of being an intermediate holding company of Allergan, including holding the Ordinary Shares. AWCH is principally engaged in the business of being an intermediate holding company of Allergan, including holding the Ordinary Shares. The principal offices of each Reporting Person are listed on Schedule I hereto.

The name, country of citizenship, residence or business address and present principal occupation or employment of each director and executive officer of each Reporting Person are listed on Schedule I hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

The information set forth in Item 6 of this Amendment is incorporated by reference in its entirety into this Item 4.

Page 7 of 15 Pages

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Schedule 13D Filings as set forth below:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and the information set forth or incorporated in Items 2, 4 and 6 of this Amendment and the Schedule 13D Filings is incorporated by reference in its entirety into this Item 5.

(a)–(b) The following disclosure assumes that there are a total of 1,014,990,306 Ordinary Shares outstanding as of December 31, 2016, which is based on public information filed by the Issuer.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 100,291,067 Ordinary Shares, which constitutes approximately 9.9% of the outstanding Ordinary Shares.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Allergan EquiCo B.V., a private company with limited liability incorporated under Dutch law, ceased to be a beneficial owner of 5% or more of the Ordinary Shares on October 18, 2017.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends Item 6 of the Schedule 13D Filings by adding the paragraphs set forth below immediately after the ninth paragraph.

Margin Loan

Allergan Finance, LLC, Allergan B1 and AWCH as borrowers (collectively, the “Borrowers”) entered into a Margin Loan Agreement (the “Margin Loan Agreement”) dated as of November 10, 2017 with J.P. Morgan Chase Bank, N.A, London Branch, as lender (the “Lender”). Allergan B1 and AWCH, as pledgors (collectively, the “Pledgors”), each entered into a Pledge and Security Agreement (collectively, the “Security Agreements”) dated as of November 10, 2017 with the Lender.

Pursuant to the Security Agreements, the Pledgors pledged a first lien on 100,291,067 Ordinary Shares, represented by ADSs, as collateral to secure repayment of amounts outstanding under the Margin Loan Agreement. The credit facility under the Margin Loan Agreement has a scheduled maturity date of 12 months from the funding date. Upon the occurrence of certain events that are customary for this type of credit facility, the Lender may exercise its rights to require the Borrower to prepay the loan, post additional collateral, or, after the occurrence and during the continuance of an event of default, foreclose on, and dispose of, the pledged ADSs in accordance with the Margin Loan Agreement and the Security Agreements.

Premium Forward Sale

Allergan B1 (the “Counterparty”) and AWCH (the “Grantor”) entered into a Master Confirmation dated November 10, 2017 for Post-paid Premium Share Forward Transactions (the “Confirmation”), with JPMorgan Chase Bank, National Association, London Branch, as dealer (the “Dealer”), substantially in the form of Form of Master Confirmation: Post-paid Premium Share Forward Transactions filed herewith as Exhibit 4. Pursuant to a transaction under the Confirmation, (x) the Counterparty agreed to sell an aggregate of 25,000,000 Ordinary Shares, represented by ADSs, to Dealer at a price determined based on a premium over the average of the daily volume weighted average price of the ADSs over an agreed period, with Dealer having the right to set the length of the period within a minimum and maximum, and (y) the Counterparty and the Grantor granted a second lien to the Dealer on 100,291,067 Ordinary Shares, represented by ADSs, held by the Lender in order to secure the Counterparty’s obligations under the Confirmation. The transaction is expected to settle in the first quarter of 2018. From time to time, Allergan B1 and AWCH may enter into one or more similar transactions with the current or other dealers, each under a Master Confirmation for Post-paid Premium Share Forward Transactions, substantially in the form filed herewith as Exhibit 4, to sell their respective Ordinary Shares, represented by ADSs.

Pages 8 of 15 Pages

Item 7.	Material to Be Filed as Exhibits

1.	Agreement of Joint Filing, dated November 10, 2017, by and among Allergan plc, Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc), Warner Chilcott Limited, Allergan Holdings B1, Inc. and Allergan W.C. Holding Inc.

2.	Master Purchase Agreement, dated July 26, 2015, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc. (incorporated by reference to Exhibit 2.1 to Allergan plc’s Current Report on Form 8-K filed with the Commission on July 28, 2015).

3.	Stockholders Agreement, dated as of August 2, 2016, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc. (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the Commission on August 8, 2016).

4.	Form of Master Confirmation: Post-paid Premium Share Forward Transactions, by and among Allergan Holdings B1, as Counterparty, Allergan W.C. Holding Inc., as Grantor and [•], as Dealer.

Page 9 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2017

Allergan plc

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Chief Legal Officer and Corporate Secretary

Allergan WC Holdings Ireland Limited

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Director

Warner Chilcott Limited

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Secretary

Allergan Holdings B1, Inc.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Director

Allergan W.C. Holding Inc.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Director

Page 10 of 15 Pages

Schedule I

Principal executive offices and principal business offices of Allergan plc are located at:

Clonshaugh Business and Technology Park

Coolock

Dublin, D17 E400

Ireland

Its U.S. administrative headquarters are located at:

5 Giralda Farms

Madison, NJ 07940

Registered offices of the following Reporting Persons are located at:

Allergan WC Holdings

Ireland Limited (formerly known as Warner Chilcott plc)

Clonshaugh Business and Technology Park

Coolock

Dublin, D17 E400

Ireland

Warner Chilcott Limited:

Cannon’s Court 22

Victoria Street

Hamilton, HM 12

Bermuda

Allergan W.C. Holding Inc.

1209 Orange St,

Wilmington DE 19801

Allergan Holdings B1, Inc.

1209 Orange St,

Wilmington DE 19801

Page 11 of 15 Pages

Officers and Directors of Reporting Persons:

All addresses are c/o Allergan plc, Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland.

	Name	Director/Executive Officer	Principal Occupation/Employer
Allergan plc

	Nesli Basgoz, M.D.	Director	Associate Chief and Clinical Director for Clinical Affairs, Division of Infectious Diseases at Massachusetts General Hospital

	Paul M. Bisaro	Director	President and Chief Executive Officer of Impax Laboratories, Inc.

	James H. Bloem	Director	Retired

	Joseph H. Boccuzi	Director	Retired

	Christopher W. Bodine	Director	Retired

	Adriane M. Brown	Director	Senior Advisor, Intellectual Ventures LLC

	Christopher J. Coughlin	Director	Retired

	Catherine M. Klema	Director	President, Nettleton Advisors LLC

	Peter J. McDonnell, M.D.	Director	Director and William Holland Wilmer Professor of the Wilmer Eye Institute, Johns Hopkins University School of Medicine

	Patrick J. O’Sullivan	Director	Retired

	Brenton L. Saunders	Director, Officer	Chairman, President and Chief Executive Allergan plc

	Ronald R. Taylor	Director	President, Tamarack Bay, LLC

	Fred G. Weiss	Director	Managing Director, FGW Consultancy LLC

Page 12 of 15 Pages

	Robert A. Stewart	Officer	Chief Operating Officer

	William Meury	Officer	Chief Commercial Officer

	C. David Nicholson, PhD	Officer	Chief R&D Officer

	Maria Teresa Hilado	Officer	Chief Financial Officer

	A. Robert D. Bailey	Officer	Chief Legal Officer and Corporate Secretary

	Karen Ling	Officer	Chief Human Resources Officer

	James C. D’Arecca	Officer	Chief Accounting Officer

Allergan WC Holdings Ireland Limited (f/k/a Warner Chilcott plc)

	A. Robert D. Bailey	Director	Chief Legal Officer and Corporate Secretary, Allergan plc

	Robert Whiteford	Director	Allergan Holdings Limited, a wholly-owned indirect subsidiary of Allergan plc

	Donnan Hurst	Director	Allergan Pharmaceuticals International Limited, a wholly-owned indirect subsidiary of Allergan plc

Warner Chilcott Limited

	Robert Whiteford	Director	Allergan Holdings Limited, a wholly-owned indirect subsidiary of Allergan plc

Page 13 of 15 Pages

	Donnan Hurst	Director	Allergan Pharmaceuticals International Limited, a wholly-owned indirect subsidiary of Allergan plc

Allergan Holdings B1, Inc.

	A. Robert D. Bailey	Director	Chief Legal Officer and Corporate Secretary, Allergan plc

Allergan W.C. Holding Inc.

	A. Robert D. Bailey	Director	Chief Legal Officer and Corporate Secretary, Allergan plc

	Maria Teresa Hilado	Director	Chief Financial Officer, Allergan plc

Citizenship:

Mr. Sullivan, a director at Allergan plc, is a citizen of Ireland. Mr. Whiteford, a director of Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc) and Warner Chilcott Limited, is a citizen of the United Kingdom. Mr. Hurst, a director of Allergan WC Holdings Ireland Limited and Warner Chilcott Limited, is a citizen of Ireland. All other directors and officers are citizens of the United States.

Page 14 of 15 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing, dated November 10, 2017, by and among Allergan plc, Allergan WC Holdings Ireland Limited (formerly known as Warner Chilcott plc), Warner Chilcott Limited, Allergan Holdings B1, Inc. and Allergan W.C. Holding Inc.

2.	Master Purchase Agreement, dated July 26, 2015, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc. (incorporated by reference to Exhibit 2.1 to Allergan plc’s Current Report on Form 8-K filed with the Commission on July 28, 2015).

3.	Stockholders Agreement, dated as of August 2, 2016, by and between Teva Pharmaceutical Industries Ltd. and Allergan plc. (incorporated by reference to Exhibit 3 to the Schedule 13D filed with the Commission on August 8, 2016).

4.	Form of Master Confirmation: Post-paid Premium Share Forward Transactions, by and among Allergan Holdings B1, as Counterparty, Allergan W.C. Holding Inc., as Grantor and [•], as Dealer

Page 15 of 15 Pages